

16012349

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-067433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUTCHFIELD SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5599 San Felipe Street, Suite 555
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric W. Roddiger 713-961-0496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Calvetti Ferguson, P.C.
(Name – *if individual, state last, first, middle name*)

1790 Hughes Landing Blvd, Ste 375, The Woodlands, Texas 77380
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric W. Roddiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities, L.L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SILVIA R HERNANDEZ
My Commission Expires
February 3, 2019

Notary Public

Signature

Eric W. Roddiger, FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CalvettiFerguson

CRUTCHFIELD SECURITIES, L.L.C.
(A TEXAS LIMITED LIABILITY COMPANY)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, FINANCIAL STATEMENTS, AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

DECEMBER 31, 2015

INDEX


CalvettiFerguson
Advising beyond Accounting

1201 Louisiana, Ste 800
Houston, TX 77002
Office: 713.957.2300
Fax: 713.895.9393
www.calvettiferguson.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crutchfield Securities, L.L.C.
(A Texas Limited Liability Company)

We have audited the accompanying statement of financial condition of Crutchfield Securities, L.L.C. (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I: Net Capital Contribution has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Calvetti Ferguson

Houston, Texas
February 15, 2016

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets		
Cash	$	27,152
Accounts receivable		18,756
Prepaid expenses		1,059
Total current assets		46,967
Non-current assets		
Prepaid expenses		425
TOTAL ASSETS	$	47,392

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable	$	671
Income taxes payable		1,500
Total current liabilities		2,171
Members' equity		45,221
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	47,392

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue	$ 268,756
Operating expenses:	
Rent and overhead	3,600
Professional fees	11,896
Consulting fees	1,400
Other expenses	4,604
Total operating expenses	21,500
State income tax expense	11,236
NET INCOME	$ 236,020

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$ 1,804,201
Net Income	236,020
Distribution to members	(1,995,000)
Balance at December 31, 2015	$ 45,221

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Income	$ 236,020
Changes in operating assets and liabilities:	
Accounts receivable	21,244
Prepaid expenses	(1,484)
Accounts payable	671
Income taxes payable	1,500
Net cash from operating activities	257,951
Cash flows from financing activities:	
Distribution to members	(1,995,000)
Net change in cash	(1,737,049)
Cash at beginning of year	1,764,201
Cash at end of year	$ 27,152
Supplemental disclosure of cash flow information:	
Cash paid for state margin tax	$ 9,736

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

Description of Business – Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures.

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

The Company is under common ownership with Crutchfield Financial, L.L.C. ("Crutchfield Financial"). In 2014, the Company generated net income of $236,020 and has cash of $27,152 in its bank account, which is sufficient to satisfy its obligations as they become due until at least January 1, 2017.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks – The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Revenue Recognition – The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions, and providing financial services for its clients. Revenues are recognized when earned.

Accounts Receivable – Receivables are recorded at outstanding principal when invoices are issued. The Company deemed receivables 100% collectible and as such makes no allowance for doubtful accounts.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

CRUTCHFIELD SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes – The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expense for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of the Members. In the event of an examination of the Company's tax return, the tax liability of the Members could be changed if an adjustment of the Company's income or loss is ultimately sustained by the taxing authorities. However, the Company is subject to taxes in the state of Texas, including Texas margin tax. The Company incurred $11,236 for Texas margin tax expense in 2015.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09 that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements.

Other recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $3,600.

NOTE 4 – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2015, the Company's net capital, as defined, of $45,221 exceeded the required minimum by $40,221.

NOTE 5 – SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2015. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2015.

NOTE 6 – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

NOTE 7 – SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company generated revenue less than $500,000 during 2015.

NOTE 8 – MEMBERS' EQUITY

There are three Members in the Company. All profits losses and distributions are to be allocated to the Members in proportion to their respective percentage interests. Effective January 1, 2013, the percentage interests are at 35.0%, 32.5% and 32.5%.

During 2015, members received capital draws from the Company in the amount of $1,995,000. Each member received capital draws based on their respective membership interests.

NOTE 9 – CONCENTRATIONS

Major Customers – For the year ended December 31, 2015, the Company had revenues from two customers that accounted for 100% of total revenue and one customer that accounted for 100% of accounts receivable. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2016, the date which the financial statements were available to be issued.

* * * *

CRUTCHFIELD SECURITIES, L.L.C.

SCHEDULE I – NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net capital requirement, the greater of:		
1/15 of Aggregate Indebtedness	$ 145	
Minimum Dollar Requirement	$ 5,000	$ 5,000
Net capital		$45,221
Excess net capital		$40,221
Aggregate Indebtedness		$ 2,171
Excess net capital @ 120% (Net capital, less greater of 10% aggregate indebtedness or 120% of min dollar requirement)		$39,221
Ratio of aggregate indebtedness to net capital		.048 to 1
Ratio of subordinated indebtedness to debt/equity total		N/A
Total assets		$47,392
Less - total liabilities		$2,171
Net worth		$45,221
Deductions from and/or charges to net worth		
Total non-allowable assets	$ -	
Other deductions or charges	-	
Total deductions from net worth		-
Net capital before haircuts on securities positions		$45,221
Haircuts on securities		
Certificates of deposit and commercial paper	$ -	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$45,221

We have compared our computation with the firm's computation of net capital per the FOCUS filing as of December 31, 2015, and found no material differences between our computation and the firm's computation.


CalvettiFerguson
Advising beyond Accounting

1201 Louisiana, Ste 800
Houston, TX 77002
Office: 713.957.2300
Fax: 713.895.9393
www.calvettiferguson.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Members of
Crutchfield Securities, L.L.C.
(A Texas Limited Liability Company)

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Crutchfield Securities, L.L.C. identified the following provisions of 17 C.F.R. Rule 240.15c3-3: (k)(2)(i) (the "exemption provisions"), and (2) Crutchfield Securities, L.L.C. stated that Crutchfield Securities, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Crutchfield Securities, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crutchfield Securities, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material aspects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Calvetti Ferguson

Houston, Texas
February 15, 2016

Crutchfield Securities, L.L.C.

Member FINRA / SIPC
5599 San Felipe Street, Suite 555
Houston, Texas 77056
(713)961-0496

February 15, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

In accordance with requirements of the Securities and Exchange Commission, this report is being filed to notify the Commission that Crutchfield Securities, L.L.C. ("Crutchfield" or "the Firm") does not hold customer funds, and does not hold customer securities, and therefore claims exemption under (k)(2)(i) of SEA Rule 15c3-3.

This exemption has been asserted by the Firm since receiving Membership approval by the Financial and Regulatory Authority ("FINRA") on March 14, 2007. The Firm has continued to assert exemption from Rule 15c3-3(k)(2)(i) every year thereafter based on the fact that the Firm is approved by FINRA to solely transact business in private placements and investment banking transactions. Therefore, the Firm claims exemption from Rule 15c3-3(k)(2)(i) for the calendar year 2015, for the purposes of this audit report.

This statement is made to the best of my knowledge and belief as the Financial Operations Principal of the Firm.

Sincerely,



Eric Roddiger
Managing Director

Registration Solutions, Inc.

Your New Solution for Outsourcing Compliance and Registration Needs

February 24, 2016

Via Priority US Mail

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

RE: Crutchfield Securities, L.L.C.
(SEC # 8-67433) (FINRA #142156)
2015 Audited Financial Statements

Dear Sir or Madam:

On behalf of my client, Crutchfield Securities, enclosed please find two (2) copies of the Audited Financial Statements, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for Crutchfield Securities, L.L.C. for the year ending 2015. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact Crutchfield Securities directly.

Sincerely,



Darlean D Newman
President

cc: **Eric W. Roddiger** — **VIA email ewr@crutchfieldcapital.com**
Designated Principal & FINOP

22906 Pine Mist Lane, Spring, Texas 77373-9248
PHONE 713-857-3075 | EMAIL Darlean@RegistrationSolutionsInc.com